                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                               MANOR CARE, INC.
                   ________________________________________
                               (Name of Issuer)


                                 Common Stock
                   ________________________________________
                        (Title of Class of Securities)

                                  404134-10-8
                   ________________________________________
                                (CUSIP Number)

                      Christine A. Shreve (301) 881-9854
             11810 Parklawn Drive, Suite 200, Rockville, MD 20852
      ___________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 12, 2000
      ___________________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box ( ).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP No. 404134-10-8                  13D                           Page 2 of 5


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

        Bruce Bainum
        S.S.#: ###-##-####

2    Check the Appropriate Box if a Member of a Group*
     (a)  (  )     (b)  (  )

3    SEC Use Only

4    Source of Funds
      00

5    Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
     2(C) or 2(E)        ( )

6    Citizenship or Place of Organization
     USA


Number of Shares Beneficially
  Owned by Each Reporting Person with:

     7    Sole Voting Power             0

     8    Shared Voting Power           4,393,543

     9    Sole Dispositive Power        0

     10   Shared Dispositive Power      4,393,543


11   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,393,543

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares


13   Percent of Class Represented by Amount in Row (11)

     4.29%

14   Type of Reporting Person

     IN
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CUSIP No. 404134-10-8                  13D                           Page 3 of 5

Item 1. Security and Issuer

(a)     Name of Issuer:
        Manor Care, Inc.
(b)     Address of Issuer's Principal Executive Offices:
        1 SeaGate
        Toledo, OH  43604
(c)     Title and Class of Securities:
        Common Stock

Item 2. Identity and Background

        (a)     Name:
                Bruce Bainum
        (b)     Business Address:
                10770 Columbia Pike, Suite 100
                Silver Spring, MD 20901
        (c)     Present Principal Employment:
                Professor of Psychology
                C/O 10770 Columbia Pike, Suite 100
                Silver Spring, Maryland  20901
        (d)     Record of Convictions:
                During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)
        (e)     Record of Civil Proceedings:
                During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.
        (f)     Citizenship:
                Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

        The Reporting Person utilized no funds in the acquisition of the securities of the issuer triggering the filing of this 13D.

Item 4. Purpose of Transaction

        Mr. Bainum's Declaration of Trust (for which he is sole trustee) and the Commonweal Foundation, a private operating foundation in which Mr. Bainum shares voting authority as a Director, each continued to sell shares of stock in the Issuer. The Roberta Bainum Irrevocable Trust in which Mr. Bainum is the sole Trustee also sold shares.

        In addition, 3,706,165 shares were acquired by the Reporting Person in 2 transactions which involve charitable contributions of shares of the Issuer to the Commonweal Foundation, a private operating foundation for which the Reporting Person is a member of the Board of Directors. As reflected in Item 5(c)below, many of these shares were subsequently sold by the charitable foundation.

        Further, a family investment partnership in which Mr. Bainum is a General Partner and shares voting authority with his siblings, Stewart Bainum, Jr., Roberta Bainum, and Barbara Bainum, made a distribution of 1,779,628 shares to its partners. Of the shares so distributed, trusts for the benefit of Mr. Bruce Bainum received 362,109 shares and trusts in which Mr. Bainum is the Trustee and his nieces and nephews are the beneficiaries received 169,358 shares. As reflected in item 5(c)below, many of these shares were subsequently sold by the trusts.


Item 5. Interest in Securities of the Issuer

        (a)     Amount and percentage beneficially owned:
                Reporting Person:
                4,393,543 shares, including 3,567,869 shares held directly by Realty Investment Company, a real estate management and investment company in which the BB Trust is a stockholder and
                Mr. Bainum is a Director and shares voting authority; and
                825,674 shares held by the Commonweal Foundation of which Mr. Bainum is a Director and has shared voting authority.
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CUSIP No. 404134-10-8                  13D                           Page 4 of 5

        (b)     Number of shares as to which such person has:

                (i) Sole Voting Power             0

                (ii) Shared Voting Power          4,393,543

                (iii) Sole Dispositive Power      0

                (iv) Shared Dispositive Power     4,393,543


        (c) A schedule of transactions effected in the last sixty days is as follows:

                Commonweal Foundation:
                ---------------------
                Sold     22,000 shares   12/06/00       $16.8065
                Sold      1,000 shares   12/06/00       $16.8750
                Sold     79.750 shares   12/07/00       $16.6580
                Sold     18,250 shares   12/07/00       $16.7422
                Sold    147,900 shares   12/08/00       $16.8089
                Sold     33,900 shares   12/08/00       $16.8214
                Sold    185,000 shares   12/11/00       $16.8505
                Sold      7,500 shares   12/11/00       $16.9166
                Sold     93,350 shares   12/12/00       $16.6694
                Sold      2,500 shares   12/12/00       $16.5000
                Sold     53,500 shares   12/13/00       $16.2908
                Sold      8,700 shares   12/13/00       $16.4124
                Sold     42,500 shares   12/13/00       $16.2574
                Sold      6,800 shares   12/14/00       $16.3171
                Sold    571,189 shares   12/14/00       $16.7020
                Sold    203,361 shares   12/15/00       $16.7665
                Sold     97,500 shares   12/15/00       $17.8811
                Sold    142,177 shares   12/18/00       $18.9756
                Sold     11,415 shares   12/18/00       $18.0000
                Sold    143,821 shares   12/18/00       $19.1889
                Sold    222,033 shares   12/18/00       $19.1056
                Sold    301,200 shares   12/19/00       $19.1419
                Sold     81,855 shares   12/19/00       $19.3047
                Sold    202,586 shares   12/20/00       $19.3308
                Sold    603,168 shares   12/20/00       $19.3261
                Sold     10,736 shares   12/20/00       $19.5938
                Sold    696,000 shares   12/21/00       $18.8384
                Sold    368,000 shares   12/22/00       $19.1895

                Rec'd contribution of 1,000,000 shares 12/15/00
                Rec'd contribution of 2,706,165 shares 12/20/00

                Bruce Bainum Declaration of Trust:
                ---------------------------------
                Sold     22,000 shares   12/06/00       $16.8065
                Sold      1,000 shares   12/06/00       $16.8750
                Sold     79.750 shares   12/07/00       $16.6580
                Sold     18,250 shares   12/07/00       $16.7422
                Sold    147,900 shares   12/08/00       $16.8089
                Sold     33,900 shares   12/08/00       $16.8214
                Sold    185,000 shares   12/11/00       $16.8505
                Sold      7,500 shares   12/11/00       $16.9166
                Sold     93,350 shares   12/12/00       $16.6694
                Sold      2,500 shares   12/12/00       $16.5000
                Sold     53,500 shares   12/13/00       $16.2908
                Sold      8,700 shares   12/13/00       $16.4124
                Sold     42,500 shares   12/13/00       $16.2574
                Sold      6,800 shares   12/14/00       $16.3171
                Sold    617,187 shares   12/14/00       $16.7020
                Sold    219,739 shares   12/15/00       $16.7665
                Sold    122,483 shares   12/19/00       $19.1419
                Sold     33,287 shares   12/19/00       $19.3261
                Sold     80,177 shares   12/20/00       $19.3261
                Sold      1,428 shares   12/20/00       $19.5938

                Received _____195,801 shares as a distribution from MidPines Associates LP - 12/15/00

                Received 41,574 shares as a distribution from the Bruce Bainum Grantor Retained Annuity Trust - 12/18/00
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CUSIP No. 404134-10-8                  13D                           Page 5 of 5

                Bruce Bainum Grantor Retained Annuity Trust:
                --------------------------------------------
                Received 166,308 shares as a distribution from MidPines Associates LP - 12/15/00

                Distributed 41,574 to Bruce Bainum Declaration of Trust -
                12/18/00

                Sold    124,734 shares   12/20/00       $19.3308


                Trusts for the benefit of Mr. Bainum's niece/nephews:
                -----------------------------------------------------
                Received ____169,358 shares as a distribution from MidPines Associates LP - 12/15/00
                Sold     58,647 shares   12/19/00       $19.1767
                Sold    110,711 shares   12/20/00       $19.3308

                Trusts for the benefit of Mr. Bainum's minor children:
                ------------------------------------------------------
                Received ____107,669 shares as a distribution from MidPines Associates LP - 12/15/00
                Sold     92,990 shares   12/19/00       $19.5000
                Sold     14,679 shares   12/20/00       $19.5023

                Trust for the benefit of Roberta Bainum - Mr. Bainum's sister:
                --------------------------------------------------------------
                Received 118,999 shares as a distribution from MidPines Associates LP - 12/15/00

                Received 37,787 shares as a distribution from the Roberta Bainum Grantor Retained Annuity Trust - 12/18/00

                Sold    519,444 shares   12/18/00       $19.0688
                Sold    785,158 shares   12/19/00       $19.1767
                Sold     10,060 shares   12/20/00       $19.3308

        (d)     Ownership of more than five percent on behalf of Another Person:

                To the extent that shares of the issuer identified in Item 5(a) are held by corporations or partnerships, other shareholders and partners, respectively, have the right to receive dividends from, or the proceeds from the sale of the shares to the extent of their proportionate interests in such entities. To the best of the Reporting Person's knowledge, other than Stewart and Jane Bainum, and their four adult children, Stewart Bainum, Jr., Bruce Bainum, Roberta Bainum and Barbara Bainum, no other person has such interest relating to more than 5% of the outstanding class of securities.

        (e)     Ownership of Less than Five Percent:

                Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Not applicable.


Item 7. Material to be Filed as Exhibits

        None



Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   December 26, 2000

                                          /s/ Bruce Bainum
                                         -----------------------------
                                          Bruce Bainum